EXHIBIT 12

James River Coal Company
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

					Predecessor Company
							Year Ended December 31,
	Pro Forma Three Months Ended March 31, 2005	Successor Company Three Months Ended March 31, 2005	Pro Forma Year Ended December 31, 2004	Successor Company Eight Months Ended December 31, 2004	Four Months Ended April 30, 2004	Three Months Ended March 31, 2004	2003	2002	2001	2000
Earnings:
Income (loss) before income taxes	2,004	378	9,239	2,767	107,989	411	(59,652)	(67,222)	(26,527)	3,382
Fixed Charges	3,307	2,262	13,325	5,918	678	486	18,745	30,101	24,142	17,930
Total Earnings	5,311	2,640	22,564	8,685	108,667	897	(40,907)	(37,121)	(2,385)	21,312
Fixed Charges:
Interest expense, including amortization of debt issue costs	3,223	2,186	12,995	5,733	567	403	18,536	29,883	23,923	17,706
Estimated interest factor of rental expense	84	76	330	185	111	83	209	218	219	224
Total fixed charges	3,307	2,262	13,325	5,918	678	486	18,745	30,101	24,142	17,930
Preferred dividends	—	—	—	—	—	—	340	680	595	714
Total fixed charges and Preferred dividends	3,307	2,262	13,325	5,918	678	486	19,085	30,781	24,737	18,644
Ratio of earnings to fixed charges and preferred dividends	1.6	1.2	1.7	1.5	160.3	2.2	—	—	—	1.1
Deficiency of earnings to fixed charges and preferred dividends	—	—	—	—	—	—	59,992	67,902	27,122	—